CARTER LEDYARD & MILBURN LLP Counselors at Law

Steven J. Glusband Partner — Direct Dial: 212-238-8605 E-mail: glusband@clm.com	2 Wall Street New York, NY 10005-2072 — Tel (212) 732-3200 Fax (212) 732-3232	701 8th Street, N.W., Suite 410 Washington, DC 20001-3893 (202) 898-1515 — 570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

December 4, 2007

VIA EDGAR

Mr. William Thompson
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Defense Industries International, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2006
Forms 10-QSB/A for Fiscal Quarters Ended
March 31, 2007 and June 30, 2007
Filed October 29, 2007
File No. 0-30105

Dear Mr. Thompson:

        On behalf of our client, Defense Industries International, Inc. (the “Company”), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter to Ms. Tsipi Moldovan, Chief Financial Officer and Director of the Company, dated November 9, 2007, with respect to the Company’s letter dated October 29, 2007 responding to the SEC comment letter dated September 27, 2007 regarding the above-captioned filing of the Company.

        In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s responses.

Mr. William Thompson

Form 10-KSB/A for Fiscal Year Ended December 31, 2006

1.	Please file Form 8-K to announce that previously issued financial statements included in Form l0-KSB for the year ended December 31, 2006 and Forms 10-QSB for the quarterly periods ended March 31 , 2007 and June 30, 2007 should no longer be relied upon because of errors in such financial statements. Refer to the requirements of Item 4.02(a) of Form 8-K.

Response

In response to the comment a Form 8-K was filed on November 14, 2007.

Controls and Procedures, page 38

2.	Despite the errors in your financial statements, we note you concluded that disclosure controls and procedures were effective as of December 31, 2006. Please tell us if your certifying officers considered the effect of the errors on the accuracy of such conclusion. If your officers have concluded that their previous conclusion regarding effectiveness was incorrect, please revise your disclosure accordingly. Otherwise, please revise your disclosure to explain why the discovery of these errors did not affect your conclusion regarding the effectiveness of disclosure controls and procedures. Similarly revise your disclosure in Forms 10-QSB for the quarterly periods ended March 31, 2007 and June 30, 2007.

Response

The statement will be revised in response to the comment.

Consolidated Statements of Cash Flows, page F-7

3.	We reviewed your response to comment six in our letter dated September 27, 2007 and the revisions to your disclosure. Please further revise your document to label the statements of cash flows as “restated” and to provide disclosure in a footnote to describe the nature of the error, including the effect of the correction on each line item. Refer to paragraph 26 of SFAS 154. Additionally, please obtain and file a revised audit opinion from your independent public accounting firm that refers to the financial statements as restated and references the footnote describing the restatement. Refer to Codification of Auditing Standards AU Sections 420.12 and 508. Finally, provide an explanatory note at the forepart of the document to describe the reasons for the amendment.

Response

The statements will be revised in response to the comment.

Mr. William Thompson

Exhibits 31.1 and 31.2

4.	We reviewed your response to comment I 1 in our letter dated September 27, 2007; however, it does not appear you made the requested revision to your certifications. As previously requested, please add the parenthetical language that has been omitted from paragraph 4(d) to conform to the exact language set forth in Item 601(b)(3) of Regulation S-B.

Response

The certifications will be revised in response to the comment.

Form 10-QSB/A for Fiscal Quarter Ended June 30, 2007

Note 1. Basis of Presentation and Significant Accounting Policies, page 6

G. First adoption of new accounting standards, page 7

5.	We note that in connection with responding to comment nine in our letter dated September 27, 2007 you reclassified outstanding warrants from a liability to equity. To assist us in understanding your basis for such reclassification, please tell us whether there is a cap on the number of shares that will be delivered to settle your obligation under the Owen Mills purchase agreement. If there is no cap, please tell us your consideration of how this variable share settled obligation impacts the classification of your warrants pursuant to the guidance in paragraphs 19 through 24 of EITF 00-19. In this regard, we note that absent a cap, it is possible that the variable share settled instrument could completely exhaust your authorized and unissued shares, thus precluding you from concluding that you have sufficient authorized and unissued shares to settle the warrants. If you believe further revisions to your financial statements are required, please advise.

Notwithstanding the preceding, please be advised that the impact of your adoption of FSP EITF 00-19-2 is required to be recorded through a cumulative-effect adjustment to the opening balance of retained earnings as of the first interim period of the fiscal year in which the FSP is initially applied, or as of January 1, 2007 in your case. Accordingly, you should not have recorded the cumulative effect of adoption of the FSP in your December 31, 2006 comparative balance sheet. Please revise your financial statements accordingly. Refer to the transition guidance in paragraphs 16-22 and illustrative example 7 in Appendix A of FSP EITF 00-19-2.

Response

As of December 31, 2006 we had the following instruments outstanding that are convertible into our authorized unissued shares of common stock:

Mr. William Thompson

Inception date	Maturity/ expiration date	Convertible note	Warrants	Description

Feb-05	Feb-07	$40,000		Owen Mills acquistion
Feb-05	Feb-08	$40,000		Owen Mills acquistion
Feb-05	Feb-09	$40,000		Owen Mills acquistion
Jun-05	Jun-07		425,000	2005 share offering
Jun-05	Jun-10		202,500	2005 share offering

Please note that the Owen Mills debt is decribed in greater detail in Note 1 of our December 31, 2006 financial statements. There is no cap in the number of shares that will be delievered to settle our obligation under the Owen Mills purchase agreement.

Please note that the 2005 share offering warrants are described in greater detail in Note 13 of our December 31, 2006 financial statements.

        Prior to the adoption of FSP EITF 00-19-2, Accounting for Registration Payment Arrangements, the warrants related to the 2005 share offering were classified as a liability due to the registration rights that were provided to the holders of those warrants. Upon adoption of the FSP, we were required to review EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, to determine whether the warrants should be classified as a liability or equity, regardless if consideration would be transferred under the registration rights agreement. Paragraph 10 of the EITF requires that we determine at least every balance date, if not sooner due transactions in between balance sheet dates, to determine if a reclassification of any of our financial instruments should be reclassified from an asset/liability to permanent equity or from permanent equity to an asset/liability. In order to complete this review, paragraph 11 of the EITF requires that we adopt an accounting policy to determine which contracts should be fully or partially reclassified. We have adopted the policy of allocating unissued authorized shares of common stock to those instruments that have the most recent inception date first. In future filings we will include a disclosure relating to this accounting policy. As a result of our policy, we need to evaluate if there are available authorized unissued shares available for the 2005 share offering first as they have the most recent inception date. As the number of unissued authorized shares of our common stock exceeds the number shares issuable to the 2005 share offering warrant holders, we determined that these warrants should be classified as permanent equity as of January 1, 2007.

        In addition in order to correct our accounting related to the adoption of the FSP, we will amend our Form 10-QSB filings for the first two quarters of 2007 to reverse recording the cumulative-effect of the adjustment in our opening balance sheet.

Mr. William Thompson

Item 3A. Controls and Procedures, page 21

6.	We reviewed your response to comment 13 in our latter dated September 27, 20(17 and the revisions to your disclosure. Please revise to disclose your conclusion regarding the effectiveness of disclosure controls and procedures as of June 30, 2007 rather than September 30, 2007. Additionally, we note you revised your disclosure with respect to the design of disclosure controls and procedures to include the full definition as outlined in Exchange Act Rule 13a-15(e). However, please also revise your conclusion to include the full definition of disclosure controls and procedures rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the officers concluded the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” In the alternative, remove the definition from your conclusion and simply state that disclosure controls and procedures are effective.

Response

The statement will be revised in response to the comment.

Please see the attached letter on Company letterhead.

Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

Very truly yours, /s/ Steven J. Glusband Steven J. Glusband